Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 18, 2009

Catalyst moves forward with Powell River mill restructuring

Richmond, BC – Catalyst Paper (TSX:CTL) today announced a restructuring plan for the Powell River mill intended to improve its cost competitiveness to face the challenges of a weaker economy and lower paper demand.

The detailed plan to deliver an estimated annual cost saving of $13 million was developed jointly with CEP Locals 1 and 76 in accordance with the commitment made in the new collective agreement reached last December.  The mill’s workforce will be reduced by 127 positions and a restructuring cost of up to $12 million was approved for implementation of the plan.

“With the significant decline in paper markets in recent months, finding new ways to get work done more efficiently is a priority and the two union locals – CEP 1 and 76 – have worked diligently with us to put a plan in place that addresses today’s very challenging marketplace,” said Richard Garneau, president and chief executive officer. “The $80 per tonne labour cost target and the sustainable taxation of our mills based on a consumption of service model are parallel priorities for the business. By making progress on both fronts Powell River mill has a far better opportunity to be viable for the long-term,” Mr. Garneau added.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to cost competitiveness and savings, labour costs and workforce reductions, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties”  in the management’s discussion and analysis contained in Catalyst’s fourth quarter and annual 2008 report available at www.sedar.com.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713